Exhibit 99.1

ASX ANNOUNCEMENT

4 December 2014

Share Purchase Plan — Cleansing Notice

Melbourne, Australia, 4 December: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that on 3 December 2014, the Company announced that it was to make an offer (Offer) to eligible shareholders to participate in the Company’s Share Purchase Plan (“SPP”), pursuant to which eligible shareholders who held shares in the Company as at 7.00 pm (AEST) on 2 December 2014, would be able to purchase up to $7,500 worth of new fully paid ordinary shares in the Company (Shares).

The Company will be making the Offer to eligible shareholder on 5 December 2014, by the despatch of Offer documents.

The Company gives notice pursuant to ASIC Class Order CO 09/425 that:

1.              The Company will be issuing Shares under the SPP without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (Act);

2.              This notice is provided in accordance with ASIC Class Order CO 09/425;

3.              As at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act; and

4.              As at the date of this notice, there is no information that is excluded information (as that term is used in sections 708A(7) and (8) of the Act) which the Company would be required to disclose if this notice were a notice under paragraph section 708A(5)(e) of the Act.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison Mew	Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Chief Operating Officer &	Blueprint Life Science Group
	Chief Financial Officer	+1 (415) 375 3340, Ext. 105

Genetic Technologies Limited	Genetic Technologies Limited
+61 3 8412 7009	+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040